Exhibit 1.1

PRESS RELEASE

Magic Delivers Record-Breaking Revenues of $202 Million for 2016 with 15% Year over Year Growth

Operating cash flow increased 43% year over year to record $28.1 million for the year

Or Yehuda, Israel, February 21, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the fourth quarter and full year ended December 31, 2016.

Financial Highlights for the Fourth Quarter Ended December 31, 2016

•	Revenues for the fourth quarter increased 15% year over year to $55.1 million compared to $47.9 million in the same period last year.

•	Operating income for the fourth quarter decreased 13% to $4.3 million from $5.0 million in the same period last year. Operating income for the fourth quarter was negatively impacted by an increase in valuation of contingent considerations related to acquisitions of $0.8 million due to acquired operations outperforming their targets. Non-GAAP operating income for the fourth quarter decreased 1% to $7.3 million compared to $7.4 million in the same period last year.

•	Net income attributable to Magic's shareholders for the fourth quarter decreased 97% to $0.1 million, or $0 per fully diluted share, compared to $3.7 million, or $0.08 per fully diluted share in the same period last year.

Net income attributable to Magic's shareholders for the fourth quarter was negatively impacted by an increase in valuation of contingent considerations related to acquisitions and by an increase in value of put options of redeemable non-controlling interests related to acquired operations amounting to $3.1 million due to acquired operations outperforming their targets1.

Non-GAAP net income attributable to Magic's shareholders for the fourth quarter decreased 24% to $4.3 million, or $0.10 per fully diluted share, compared to $5.6 million, or $0.13 per fully diluted share, in the same period last year.

______________________

1 When a founder (minority shareholder) of an acquired operation is granted a PUT option to sell part or all of their remaining share interests during a certain period, the non-controlling interests are classified as redeemable non-controlling interests. Magic remeasures and accordingly adjusts the fair value of its redeemable non-controlling interests at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

Financial Highlights for the Full Year Ended December 31, 2016

•	Revenues for the twelve-month period of 2016 increased 15% to $201.6 million compared to $176.0 million in the same period last year.

•	Operating income for the twelve-month period of 2016 decreased 3% to $20.9 million compared to $21.4 million in the same period last year. Operating income for the twelve-month period of 2016 was negatively impacted by an increase in valuation of contingent considerations related to acquisitions of $0.8 million due to acquired operations outperforming their targets and by an increase in amortization of intangible assets related to acquired operations of $1.0 million. Non-GAAP operating income for the twelve-month period of 2016 increased by 4% to $28.2 million compared to $27.2 million in the same period last year.

•	Net income attributable to Magic's shareholders for the twelve-month period of 2016 decreased 26% to $11.9 million, or $0.27 per fully diluted share, from $16.2 million, or $0.36 per fully diluted share, in the same period last year. Net income attributable to Magic's shareholders for the twelve-month period of 2016 was negatively impacted by an increase in valuation of contingent considerations related to acquisitions and by an increase in value of put options of redeemable non-controlling interests in the amount of $3.1 million due to acquired operations outperforming their targets.

Non-GAAP net income attributable to Magic's shareholders for the twelve-month period of 2016 decreased 10% to $19.6 million, or $0.44 per fully diluted share, compared to $21.7 million, or $0.49 per fully diluted share, in the same period last year.

•	Operating cash flow for the year ended December 31, 2016 amounted to $28.1 million.

•	Net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities as of December 31, 2016, amounted to approximately $55.4 million.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“I am happy that we succeeded in exceeding our revenue guidance for the full year, achieving record-breaking revenues of $202 million.

We were aware that our margins would be affected due to the software license renewal lifecycle, as some large enterprise customers are due to renew their software licenses starting next year and I am pleased that we succeeded in compensating for this.

The high visibility we have into the business, along with our diversified portfolio, and the upturn in the software license renewal lifecycle, make us very positive about our ability to accelerate growth and ramp up operating profits in 2017,” added Bernstein.

Magic is providing guidance for 2017 full year revenues of between $225 million to $230 million, reflecting annual growth of 12% to 14%.

Conference Call Details

Magic’s management will host a conference call today, February 21, at 10:00 am Eastern Standard Time (7:00 am Pacific Standard Time, 17:00 Israel Standard Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available for at least 3 months, under the investor relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Increase in valuation of contingent consideration related to acquisitions;

•	Increase in value of put options of redeemable non-controlling interests.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2015 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Stephanie Myara, PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	$55,141	$47,856	$201,646	$176,030
Cost of Revenues	37,178	30,955	133,282	113,221
Gross profit	17,963	16,901	68,364	62,809
Research and development, net	1,793	1,163	5,839	4,888
Selling, marketing and general and
administrative expenses	11,033	10,765	40,839	36,465
Increase in valuation of contingent
consideration related to acquisitions	828	-	828	22
Total operating costs and expenses	13,654	11,928	47,506	41,375
Operating income	4,309	4,973	20,858	21,434
Financial expenses, net	(302)	(96)	(201)	(677)
Income before taxes on income	4,007	4,877	20,657	20,757
Taxes on income	649	1,150	3,949	3,681
Net income	$3,358	$3,727	$16,708	$17,076
Change in current redeemable non-controlling interests	(915)	9	(2,258)	(639)
Net income attributable to non-controlling interests	(55)	(58)	(281)	(239)
Increase in value of put options of redeemable
non-controlling interests	(2,262)	-	(2,262)	-
Net income attributable to Magic's shareholders	$126	$3,678	$11,907	$16,198

Net earnings per share
Basic	$-	$0.08	$0.27	$0.37
Diluted	$-	$0.08	$0.27	$0.36

Weighted average number of shares used in
computing net earnings per share
Basic	44,356	44,295	44,347	44,248
Diluted	44,530	44,456	44,516	44,452

Summary of Non-GAAP Financial Information
U.S. Dollars in thousands (except per share amounts)

	Three months ended				Twelve months ended
	December 31,				December 31,
	2016		2015		2016		2015
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$55,141	100%	$47,856	100%	$201,646	100%	$176,030	100%
Gross profit	19,331	35.1%	18,828	39.3%	73,588	36.5%	68,327	38.8%
Operating income	7,301	13.2%	7,373	15.4%	28,242	14.0%	27,172	15.4%
Net income attributable to
Magic Software shareholders	4,309	7.8%	5,633	11.8%	19,646	9.7%	21,742	12.4%

Basic earnings per share	$0.10		$0.13		$0.44		$0.49
Diluted earnings per share	$0.10		$0.13		$0.44		$0.49

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited

GAAP gross profit	$17,963	$16,901	$68,364	$62,809
Amortization of capitalized software and acquired technology	1,187	986	4,464	4,024
Amortization of other intangible assets	178	935	745	1,462
Stock-based compensation	3	6	15	32
Non-GAAP gross profit	$19,331	$18,828	$73,588	$68,327

GAAP operating income	$4,309	$4,973	$20,858	$21,434
Gross profit adjustments	1,368	1,927	5,224	5,518
Amortization of other intangible assets	1,646	1,072	5,441	3,742
Increase in valuation of contingent
consideration related to acquisitions	828	-	828	22
Capitalization of software development	(867)	(1,032)	(4,244)	(4,086)
Litigation and other acquisition costs	-	341	-	341
Stock-based compensation	17	92	135	201
Non-GAAP operating income	$7,301	$7,373	$28,242	$27,172

GAAP net income attributable to Magic's shareholders	$126	$3,678	$11,907	$16,198
Operating income adjustments	2,992	2,400	7,384	5,738
Amortization expenses attributed to redeemable non-controlling interests	(149)	(262)	(732)	(381)
Increase in value of put options of redeemable non-controlling interests	2,262	-	2,262	-
Deferred taxes on the above items	(922)	(183)	(1,175)	187
Non-GAAP net income attributable to Magic's shareholders	$4,309	$5,633	$19,646	$21,742

Non-GAAP basic net earnings per share	$0.10	$0.13	$0.44	$0.49
Weighted average number of shares used in
computing basic net earnings per share	44,356	44,295	44,347	44,248

Non-GAAP diluted net earnings per share	$0.10	$0.13	$0.44	$0.49
Weighted average number of shares used in
computing diluted net earnings per share	44,534	44,456	44,519	44,460

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75,314	$62,188
Short-term bank deposits	2	2,677
Available-for-sale marketable securities	12,506	11,819
Trade receivables, net	62,047	52,374
Other accounts receivable and prepaid expenses	8,831	6,244
Total current assets	158,700	135,302

LONG-TERM RECEIVABLES:
Severance pay fund	2,568	1,454
Long-term deferred tax assets	3,548	2,823
Other long-term receivables	1,680	1,088
Total long-term receivables	7,796	5,365

PROPERTY AND EQUIPMENT, NET	3,065	2,296
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	147,452	96,883

TOTAL ASSETS	$317,013	$239,846

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$1,187	$13
Trade payables	8,393	6,331
Accrued expenses and other accounts payable	20,573	17,283
Liabilities due to acquisition activities	6,195	638
Deferred revenues	4,227	4,092
Total current liabilities	40,575	28,357

NON-CURRENT LIABILITIES:
Long-term debt	34,214	3,257
Long-term deferred tax liability	12,763	5,726
Liabilities due to acquisition activities	3,379	1,039
Accrued severance pay	3,443	2,616
Total non-current liabilities	53,799	12,638

REDEEMABLE NON-CONTROLLING INTERESTS	25,706	5,745

EQUITY:
Magic Software Enterprises equity	194,739	191,008
Non-controlling interests	2,194	2,098
Total equity	196,933	193,106

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$317,013	$239,846